                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
           FOR THE TRANSITION PERIOD FROM _____________ TO ___________

                        COMMISSION FILE NUMBER: 333-68583


    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               Hawk Corporation 401(k) Savings and Retirement Plan


 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Hawk Corporation
                         200 Public Square, Suite 1500
                              Cleveland, Ohio 44114

AUDITED FINANCIAL STATEMENTS

Hawk Corporation 401(k) Savings and Retirement Plan
December 31, 2003 and 2002 and Year Ended December 31, 2003 with Reports of Independent Registered Public Accounting Firms

               Hawk Corporation 401(k) Savings and Retirement Plan

                          Audited Financial Statements

                         December 31, 2003 and 2002 and
                          Year Ended December 31, 2003


                                TABLE OF CONTENTS

Reports of Independent Registered Public Accounting Firms............       1

Audited Financial Statements

Statements of Net Assets Available for Benefits......................       3
Statement of Changes in Net Assets Available for Benefits............       4
Notes to Financial Statements........................................       5

             Report of Independent Registered Public Accounting Firm


Plan Administrator
Hawk Corporation 401(k) Savings and Retirement Plan

We have audited the accompanying statement of net assets available for benefits of the Hawk Corporation 401(k) Savings and Retirement Plan (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.



                                                        /s/ Grant Thornton LLP

Cleveland, Ohio
June 15, 2004

             Report of Independent Registered Public Accounting Firm

Plan Administrator
Hawk Corporation 401(k) Savings and Retirement Plan

We have audited the accompanying statement of net assets available for benefits of the Hawk Corporation 401(k) Savings and Retirement Plan as of December 31, 2002. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, in conformity with U.S. generally accepted accounting principles.




                                            /s/ Ernst & Young LLP

Cleveland, Ohio
June 13, 2003

               Hawk Corporation 401(k) Savings and Retirement Plan

                 Statements of Net Assets Available for Benefits


                                                  DECEMBER 31,
                                               2003         2002
                                             --------    ----------

ASSETS
Investments, at fair value:
   Pooled separate accounts                 $        -   $1,011,606
   Hawk Corporation common stock                     -       52,833
Guaranteed Income Fund, at contract value            -      300,731
Participant loans                                    -       62,886
                                             ---------   ----------
                                                     -    1,428,056

Contributions receivable:
   Employer                                          -        2,954
   Employee                                          -        8,817
                                             ---------   ----------
                                                     -       11,771
                                             ---------   ----------

NET ASSETS AVAILABLE FOR BENEFITS            $       -   $1,439,827
                                             =========   ==========


See notes to financial statements.

               Hawk Corporation 401(k) Savings and Retirement Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2003


Additions:
   Interest income                                                                     $    13,346
   Contributions:
     Employer                                                                               92,637
     Employee                                                                              274,488
     Employee rollovers                                                                     48,797
                                                                                       -----------
                                                                                           415,922
                                                                                       -----------
Total additions                                                                            429,268

  Deductions:
      Benefit payments                                                                     128,251
      Fees and expenses                                                                      1,069
                                                                                       -----------
Total deductions                                                                           129,320

 Net realized and unrealized appreciation
   in fair value of investments                                                            374,804

Transfer of net assets to the Friction Products Co. Profit Sharing Plan (see Note 7)    (2,114,579)
                                                                                       -----------

Net decrease                                                                            (1,439,827)

Net assets available for benefits at beginning of year                                   1,439,827
                                                                                       -----------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                                       $         -
                                                                                       ===========

See notes to financial statements.

               Hawk Corporation 401(k) Savings and Retirement Plan

                          Notes to Financial Statements

                         December 31, 2003 and 2002 and
                          Year Ended December 31, 2003


1.  DESCRIPTION OF THE PLAN

The following description of the Hawk Corporation 401(k) Savings and Retirement Plan (the Plan) provides only general information. Participants should refer to the summary plan description or Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan was established January 1, 1999 as a defined contribution plan. The participating employer of the Hawk Corporation 401(k) Savings and Retirement Plan is Allegheny Clearfield, Inc. (the Company and Plan Sponsor). The Plan covers all non-union employees of the Company who have completed ninety days of service (six months of service prior to a July 1, 2003 Plan amendment that changed the eligibility requirement), as defined. The Company is a wholly owned subsidiary of Hawk Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may elect to contribute 1% to 50% (1% to 15% prior to a July 1, 2003 Plan amendment that changed the contribution percentage) of their pretax compensation to the Plan subject to maximum limitations set by the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified plans, commonly referred to as rollover contributions. The Company makes a matching contribution equal to 50% of the participant's contributions up to 4% of the participant's compensation, as defined. The Plan also provides that the Plan Sponsor may make additional discretionary contributions. The Plan Sponsor did not make a discretionary contribution for the 2003 or 2002 Plan years.

Forfeitures are used to reduce future Plan Sponsor contributions. At December 31, 2003 and 2002, there were no forfeitures available to reduce future contributions. Plan Sponsor contributions for the year ended December 31, 2003 and 2002 are net of $1,344 and $19,855 in forfeitures, respectively.

               Hawk Corporation 401(k) Savings and Retirement Plan

                          Notes to Financial Statements

                         December 31, 2003 and 2002 and
                          Year Ended December 31, 2003


1.  DESCRIPTION OF THE PLAN -- CONTINUED

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contributions and (b) Plan net earnings.

Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING AND DISTRIBUTIONS

Participants are immediately vested in their contributions plus actual earnings thereon. On December 23, 2003, all active participants in Plan became 100% vested in all Plan Sponsor discretionary and matching contributions plus actual earnings thereon. Prior to that date, vesting of Plan Sponsor contributions plus actual earnings thereon was based upon years of continuous service. A participant was 100% vested after five years of credited service based on a graded vesting schedule.

Distributions from a participant's account are limited to termination of employment, death, retirement or proven hardship.

INVESTMENT OPTIONS

Prior to the Plan merger (see Note 7), the Plan's funds were primarily held in a group annuity contract issued by Connecticut General Life Insurance Company (CIGNA). Upon enrollment in the Plan, a participant may direct Plan Sponsor and employee contributions to any of the investment fund options offered by the Plan, including the Hawk Corporation common stock. Participants may change their investment options and transfer funds between investment options daily.

PARTICIPANT LOANS


Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance attributable to employee pre-tax, employer matching and rollover contributions. Loan terms range from 1 to 5 years.

               Hawk Corporation 401(k) Savings and Retirement Plan

                          Notes to Financial Statements

                         December 31, 2003 and 2002 and
                          Year Ended December 31, 2003


1. DESCRIPTION OF THE PLAN -- CONTINUED

The loans are secured by the balance in the participant's account. The loans bear interest at a fixed rate commensurate with local prevailing rates at the time of application. Principal and interest is paid ratably through monthly payroll deductions.

PAYMENT OF BENEFITS

In the case of normal retirement, death, permanent disability or termination prior to retirement, a participant may elect to receive the payout of his or her vested account balance in the form of installments, an annuity or lump sum.

EXPENSES

The Plan Sponsor pays substantially all costs of Plan administration. Brokers' fees are reflected in the investment return in each participant's account.

2.  SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION -- GUARANTEED INCOME FUND

The Plan has entered into an investment contract, the Guaranteed Income Fund
(Fund), with CIGNA. CIGNA maintains the contributions to this Fund in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Investments in the Guaranteed Income Fund are included in the financial statements at contract value, as determined by CIGNA, which approximates fair value. Contract value represents contributions made under the contract, plus earnings and transfers in, less participant withdrawals, administrative expenses and transfers out. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, CIGNA has the right to defer certain disbursements (excluding retirement, termination, and death or disability disbursements) or transfers from the Fund when total amounts disbursed from the pool in a given calendar year exceed 10% of the total assets in that pool on January 1 of that year.

               Hawk Corporation 401(k) Savings and Retirement Plan

                          Notes to Financial Statements

                         December 31, 2003 and 2002 and
                          Year Ended December 31, 2003


2.  SUMMARY OF ACCOUNTING POLICIES -- CONTINUED

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 3.0% and 4.4% for 2003 and 2002, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, based on the yields of the underlying investments and considering factors such as projected investment earnings, the current interest environment, investment expenses, and a profit and risk component. The rate may never be less than 0% nor may it be reduced by more than 2.10% during any calendar year. Interest rates are declared in advance and guaranteed for six month periods.

INVESTMENT VALUATION -- ALL OTHER INVESTMENTS

All other investments are stated at fair value as determined by CIGNA, on the last business day of the Plan year. All investments of the Plan are fully participant-directed.

All participant loans were transferred to the Friction Products Co. Profit Sharing Plan during December 2003 (see Note 7). Prior to the transfer, participant loans were valued at their outstanding balance, which approximated fair value.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  INVESTMENTS

During 2003, the Plan's investments (including investments purchased, sold, as well as held, during the year) appreciated in fair value as follows:

                                                           NET REALIZED
                                                          AND UNREALIZED
                                                           APPRECIATION
                                                          IN FAIR VALUE
                                                          OF INVESTMENTS
                                                          --------------

        Pooled separate accounts                           $   334,654
        Hawk Corporation common stock                           40,150
                                                           -----------
                                                           $   374,804
                                                           ===========

               Hawk Corporation 401(k) Savings and Retirement Plan

                          Notes to Financial Statements

                         December 31, 2003 and 2002 and
                          Year Ended December 31, 2003




3.  INVESTMENTS -- CONTINUED

The fair value of individual investments that represented 5% or more of the Plan's net assets at December 31, 2002 are as follows:

             Janus Fund                                   $354,677
             Guaranteed Income Fund                        300,731
             S&P 500 Index Fund                            206,827
             Janus Worldwide Fund                          132,245
             CIGNA Lifetime 40 Fund                         76,247


4.  PLAN TERMINATION

The Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and all participant account balances would be distributed based upon the value of the participant's account balance on the termination date.

5.  INCOME TAX STATUS

The Plan has received an opinion letter from the Internal Revenue Service dated February 6, 2002, stating that the written form of the underlying prototype plan document is qualified under Section 401 (a) of the Internal Revenue Code (the
Code), and that any employer adopting this form of a plan will be considered to have a plan qualified under Section 401 (a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6.  PARTIES-IN-INTEREST

Transactions with parties-in-interest consist of purchases and sales of CIGNA sponsored funds. Such transactions are exempt from being prohibited transactions.

7.  PLAN MERGER

In December 2003, the Plan merged with, and all of its net assets were transferred, on a participant account basis, into the Friction Products Co. Profit Sharing Plan (Merged Plan). Effective January 1, 2004, the Merged Plan was renamed the Hawk Corporation 401(k) Retirement Plan (Successor Plan). Effective January 1, 2004, the participants of the Merged Plan became participants in, and subject to the provisions of the Successor Plan.

                               INDEX TO EXHIBITS

23.1     Consent of Grant Thornton LLP

23.2     Consent of Ernst & Young LLP


                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             Hawk Corporation 401(k) Savings and Retirement Plan



Date: June 25, 2004

                                                    By: /s/ Thomas A. Gilbride
                                                        ----------------------
                                                        Thomas A. Gilbride
                                                        Plan Administrator